# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Presidio Property Trust, Inc., CIK 0001080657
CUSIP: 74102L501
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Date of event which requires filing of this statement: 09/03/2024
Amends the filing with accession number 0001493152-24-008747
Filed by CIK 0001437208
Persons authorized to receive notices and communications: Edwin Bentzen, 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123, 760-471-8536

## Reporting persons
- Heilbron Jack Kendrick (CIK 0001437208): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 235,482; shared voting power 2,000; sole dispositive power 235,482; shared dispositive power 2,000; aggregate amount beneficially owned 237,482 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Presidio Property Trust, Inc.
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on March 3, 2024, as amended on April 1, 2024 (as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 12, 2024, 14,925 shares were voluntarily forfeited back to the Company.
On December 31, 2024, 5,393 shares were canceled and returned back to the Company in connection with his vesting granted.
On May 20, 2025, Mr. Heilbron used $11,880.00 in personal funds to purchase 1,800 shares at $6.60 per share.
On June 9, 2025, Mr. Heilbron was granted 20,000 restricted shares that will vest annually over three years on December 29th each year.
On August 21, 2025, Mr. Heilbron used $491.00 in personal funds to purchase 100 shares at $4.91 per share.
On August 22, 2025, Mr. Heilbron used $5,868 in personal funds to purchase 1,200 shares at $4.89 per share.
On September 4, 2025, Mr. Heilbron used $5,868 in personal funds to purchase 1,200 shares at $4.89 per share.
On December 16, 2025, Mr. Heilbron used $32,900.00 in personal funds to purchase 10,000 shares at $3.29 per share.
On December 26, 2025, Mr. Heilbron used $28,200.00 in personal funds to purchase 10,000 shares at $2.82 per share.
On December 29, 2025, 6,783 shares were canceled and returned back to the Company in connection with his vesting granted. The canceled share were used to cover the payroll taxes associated with Mr. Heilbron's annual vesting.
On January 4, 2026 Mr. Heilbron was granted 4,000 restricted shares that will vest annually over three years on December 29th each year.
On April 10, 2026, Mr. Heilbron received $23,059.40 after selling 5,884 shares at $3.92 per share.

On June 3, 2024, Mr. Heilbron used $62.42 in personal funds to purchase 1,900 tradeable warrants (NASDAQ:SQFTW), or the "warrants", at $0.0329 per warrant.
On June 3, 2024, Mr. Heilbron used $62.42 in personal funds to purchase 1,900 warrants at $0.0329 per warrant.
On June 10, 2024, Mr. Heilbron used $39.76 in personal funds to purchase 800 warrants at $0.0497 per warrant.
On June 11, 2024, Mr. Heilbron used $99.55 in personal funds to purchase 2,299 warrants at $0.0433 per warrant.
On June 12, 2024, Mr. Heilbron used $37.94 in personal funds to purchase 923 warrants at $0.0411 per warrant.
On June 17, 2024, Mr. Heilbron used $133.89 in personal funds to purchase 3,339 warrants at $0.0401 per warrant.
On June 20, 2024, Mr. Heilbron used $7.37 in personal funds to purchase 179 warrants at $0.0412 per warrant.
On June 24, 2024, Mr. Heilbron used $800.00 in personal funds to purchase 20,000 warrants at $0.0400 per warrant.
On June 26, 2024, Mr. Heilbron used $0.08 in personal funds to purchase 2 warrants at $0.0390 per warrant.
On June 27, 2024, Mr. Heilbron used $1,645.80 in personal funds to purchase 42,200 warrants at $0.0390 per warrant.
On August 19, 2024, Mr. Heilbron used $25.92 in personal funds to purchase 900 warrants at $0.0288 per warrant.
On August 20, 2024, Mr. Heilbron used $468.06 in personal funds to purchase 17,400 warrants at $0.0269 per warrant.
On August 22, 2024, Mr. Heilbron used $182.70 in personal funds to purchase 7,000 warrants at $0.0261 per warrant.
On August 29, 2024, Mr. Heilbron used $260.40 in personal funds to purchase 8,651 warrants at $0.0301 per warrant.
On August 30, 2024, Mr. Heilbron used $27.12 in personal funds to purchase 901 warrants at $0.0301 per warrant.
On September 3, 2024, Mr. Heilbron used $103.25 in personal funds to purchase 3,500 warrants at $0.0295 per warrant.
On September 9, 2024, Mr. Heilbron used $120.95 in personal funds to purchase 4,100 warrants at $0.0295 per warrant.
On September 10, 2024, Mr. Heilbron used $47.79 in personal funds to purchase 1,620 warrants at $0.0295 per warrant.
On September 11, 2024, Mr. Heilbron used $0.06 in personal funds to purchase 2 warrants at $0.0295 per warrant.
On September 12, 2024, Mr. Heilbron used $46.30 in personal funds to purchase 1,513 warrants at $0.0306 per warrant.
On September 13, 2024, Mr. Heilbron used $22.21 in personal funds to purchase 721 warrants at $0.0308 per warrant.
On September 20, 2024, Mr. Heilbron used $128.93 in personal funds to purchase 4,159 warrants at $0.0310 per warrant.
On September 23, 2024, Mr. Heilbron used $15.60 in personal funds to purchase 500 warrants at $0.0312 per warrant.
On September 24, 2024, Mr. Heilbron used $21.58 in personal funds to purchase 696 warrants at $0.0310 per warrant.
On September 26, 2024, Mr. Heilbron used $19.06 in personal funds to purchase 613 warrants at $0.0311 per warrant.
On December 6, 2024, Mr. Heilbron used $18,255.64 in personal funds to purchase 616,328 warrants at $0.0296 per warrant.
On December 16, 2024, Mr. Heilbron used $32.88 in personal funds to purchase 1,162 warrants at $0.0283 per warrant.
On December 19, 2024, Mr. Heilbron used $248.81 in personal funds to purchase 8,792 warrants at $0.0283 per warrant.
On December 27, 2024, Mr. Heilbron used $318.14 in personal funds to purchase 10,748 warrants at $0.0296 per warrant.
On May 27, 2025, Mr. Heilbron used $1.71 in personal funds to purchase 50 warrants at $0.0342 per warrant.
On May 30, 2025, Mr. Heilbron used $167.77 in personal funds to purchase 5,084 warrants at $0.0330 per warrant.
On June 2, 2025, Mr. Heilbron used $167.77 in personal funds to purchase 5,084 warrants at $0.0330 per warrant.
On June 4, 2025, Mr. Heilbron used $12.72 in personal funds to purchase 400 warrants at $0.0318 per warrant.
On June 5, 2025, Mr. Heilbron used $21.99 in personal funds to purchase 685 warrants at $0.0321 per warrant.
On June 6, 2025, Mr. Heilbron used $66.25 in personal funds to purchase 2,051 warrants at $0.0323 per warrant.
On June 11, 2025, Mr. Heilbron used $323.57 in personal funds to purchase 10,080 warrants at $0.0321 per warrant.
On June 18, 2025, Mr. Heilbron used $87.55 in personal funds to purchase 2,899 warrants at $0.0302 per warrant.
On June 23, 2025, Mr. Heilbron used $87.54 in personal funds to purchase 2,889 warrants at $0.0303 per warrant.
On August 20, 2025, Mr. Heilbron used $301.00 in personal funds to purchase 10,000 warrants at $0.0301 per warrant.
On August 21, 2025, Mr. Heilbron used $346.51 in personal funds to purchase 11,589 warrants at $0.0299 per warrant.
On August 22, 2025, Mr. Heilbron used $61.86 in personal funds to purchase 2,062 warrants at $0.0300 per warrant.
On December 17, 2025, Mr. Heilbron used $159.98 in personal funds to purchase 5,653 warrants at $0.0283 per warrant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 31, 2026, the aggregate number and percentage of the shares of Class A Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Person is set forth in boxes (11) and (13) of the cover page to this Schedule 13D, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 1,441,678 shares of Class A Common Stock issued and outstanding on March 31, 2026. Ownership includes (i) 60,869 shares of Class A Common Stock and 1,212,772 warrants held directly by Mr. Heilbron, (ii) 22,480 shares and 10,655 warrants held by Puppy Toes, Inc. and its subsidiaries (including Centurion Counsel, Inc.), of which Mr. Heilbron is the controlling shareholder, (iii) 1,000 shares and 10,007 warrants held by Mr. Heilbron's spouse, of which Mr. Heilbron has shared voting and dispositive power, (iv) 60 shares and 600 warrants held by or for the benefit of Mr. Heilbron's grandchildren, (v) 29,670 shares of unvested stock and (vi) 7,955 shares held by Centurion Counsel, Inc. on behalf of various account holders that Mr. Heilbron holds certain voting rights. Each warrant is exercisable into 1/10 of a share.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of shares of Class A Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D, and such information is incorporated herein by reference.

## Signatures
- Heilbron Jack Kendrick: /s/ Jack K. Heilbron, Jack K. Heilbron (05/08/2026)